SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.   ) *

ORIENT-EXPRESS HOTELS LTD.
(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

G67743107
(CUSIP Number)

October 7, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67743107

1	NAMES OF REPORTING PERSONS: Reuben Brothers Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): n/a
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 2,403,065 (See Item 4)
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 2,403,065 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,403,065 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.66% (See Item 4)
12	TYPE OF REPORTING PERSON (see instructions): CO

CUSIP No. G67743107

1	NAMES OF REPORTING PERSONS: David Reuben I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): n/a
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 2,403,065 (See Item 4)
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 2,403,065 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,403,065 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.66% (See Item 4)
12	TYPE OF REPORTING PERSON (see instructions): IN

CUSIP No. G67743107

1	NAMES OF REPORTING PERSONS: Simon Reuben I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): n/a
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 2,403,065 (See Item 4)
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 2,403,065 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,403,065 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.66% (See Item 4)
12	TYPE OF REPORTING PERSON (see instructions): IN

Item 1(a)	Name of Issuer:

Orient-Express Hotels Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

22 Victoria Street
P.O. Box HM 1179
Hamilton HMEX
Bermuda

Item 2(a).	Name of Person Filing:

This statement is filed by: (i) Reuben Brothers Limited; (ii) David Reuben; and (iii) Simon Reuben, with respect to shares of Class A common stock, $0.01 par value (“Shares”) of the Issuer beneficially owned by Reuben Brothers Limited.

Reuben Brothers Limited, David Reuben and Simon Reuben have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Reuben Brothers Limited is: 3 Mangrove Bay Road, Sandys Parish, Bermuda. The address of the principal business office of each of Messrs. David and Simon Reuben is: c/o Reuben Brothers SA, place du Molard 9, 1211 Geneva 3, Switzerland.

Item 2(c).	Citizenship:

Reuben Brothers Limited is a company organized under the laws of Bermuda. Messrs. David and Simon Reuben are citizens of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

G67743107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Reuben Brothers Limited

(a)	Amount beneficially owned: 2,403,065
(b)	Percent of Class: 5.66%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,403,065
(iii)	Sole power to dispose or to direct the disposition of : 0
(iv)	Shared power to dispose or to direct the disposition of: 2,403,065

David Reuben

(a)	Amount beneficially owned: 2,403,065 (through control of Reuben Brothers Limited, see note below)
(b)	Percent of Class: 5.66% (through control of Reuben Brothers Limited, see note below)
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,403,065 *
(iv)	Sole power to dispose or to direct the disposition of : 0
(iv)	Shared power to dispose or to direct the disposition of: 2,403,065 *

Simon Reuben

(a)	Amount beneficially owned: 2,403,065 (through control of Reuben Brothers Limited, see note below)
(b)	Percent of Class: 5.66% (through control of Reuben Brothers Limited, see note below)
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,403,065 *
(v)	Sole power to dispose or to direct the disposition of : 0
(iv)	Shared power to dispose or to direct the disposition of: 2,403,065 *

* The Shares reported in this statement are directly owned by Reuben Brothers Limited and indirectly owned by Messrs. David and Simon Reuben, who own directly no Shares. Messrs. David and Simon Reuben control Reuben Brothers Limited, and by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own 2,403,065 Shares directly owned by Reuben Brothers Limited. Messrs. David and Simon Reuben disclaim beneficial ownership of any of the Shares covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below the signatory certifies that, to the best of such signatory’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2008

Reuben Brothers Limited By: /s/ Maître Alain Kostenbaum Maître Alain Kostenbaum Authorized Person /s/ David Reuben David Reuben /s/ Simon Reuben Simon Reuben